SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

Dice, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25301P107
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  452,758

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  452,758

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  452,758

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.1%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  560,166

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  560,166

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  560,166

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  560,166

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  560,166

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  560,166

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.0%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.01 par value (the "Common Stock") of Dice, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of November 6, 2001 and amends and supplements the Schedule 13D dated October 11, 2001 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $5,547,605

         The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,309,625

ITEM 4.  Purpose of Transaction.

         Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may acquire additional shares of Common Stock or other securities of the Issuer or may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns or hereafter acquires. Elliott and Elliott International may each take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law, including, but not limited to, considering the possibility of acquiring a controlling interest in the Issuer and/or seeking to replace the Issuer's Board of Directors.

         On October 11, 2001, Elliott and Elliott International together sent a letter to the members of the Issuer's Board of Directors (the "Board") in which they proposed that the Company repurchase all $80 million of the Issuer's outstanding 7% Convertible Bonds due January 25, 2005 for $20 million of cash and newly issued shares of Common Stock representing approximately 76% of the total number of shares outstanding after such issuance (the "Proposal"). As of the date of this filing, the Issuer had not responded to Elliott and Elliott International's Proposal or any of their requests for a meeting to discuss the Proposal.

         On November 6, 2001, Elliott and Elliott International sent a follow-up letter to the members of the Board in which they expressed their belief that, in light of the current economy, the Board's ignoring of their Proposal and failure to act to stop further erosion of stockholder value would be a clear and actionable breach of the Board's fiduciary duties. Additionally, the letter again asked the Issuer to consider the Proposal and stated that Elliott and Elliott International were prepared to meet with the Board to share the details of their analysis. A copy of this letter is attached hereto as Exhibit C.

         Except as set forth herein, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Elliott beneficially owns 452,758 shares of Common Stock, constituting 4.1% of all of the outstanding shares of Common Stock.

         Elliott International and EICA beneficially own an aggregate of 560,166 shares of Common Stock, constituting 5.0% of all of the outstanding shares of Common Stock.

         Collectively, Elliott, Elliott International and EICA beneficially own 1,012,925 shares of Common Stock constituting 8.7% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

        (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                         Approx. Price per
                                        Amount of Shs.   Security (excl. of
Date                     Security      Bought/(Sold)     commissions)
----                     --------      -------------    ------------------

10/15/01 Bond(1)        (12,788)(2)                        $157,778(3)

         Elliott effected the above transaction privately.

         The following transactions were effected by Elliott International during the past sixty (60) days:

                                                         Approx. Price per
                                        Amount of Shs.   Share (excl. of
Date                    Security        Bought/(Sold)    commissions)
----                    --------        -------------    ------------------

10/15/01 Bond(1)        12,788(2)                          $157,778(3)


         Elliott International effected the above transaction privately.

(1)      Issuer's 7% Convertible Bonds due January 25, 2005.
(2) Reflecting the number of shares into which the 7% Convertible Bonds are convertible.
(3)      Total cost of transaction.

         No other transactions in the Common Stock were effected by the Reporting Persons during the past sixty (60) days that have not been previously reported on this Schedule 13D.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

         (e) Not applicable.


ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Letter to Issuer's Board of Directors dated October 11,
2001.

         Exhibit C - Letter to Issuer's Board of Directors dated November 6,
2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 9, 2001

         ELLIOTT ASSOCIATES, L.P.

          By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                            By: /s/ Elliott Greenberg
                                ----------------------------
                                    Elliot Greenberg
                                     Vice President



         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                  as Attorney-in-Fact

                            By: /s/ Elliott Greenberg
                                ----------------------------
                                    Elliot Greenberg
                                     Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.



         By: /s/ Elliott Greenberg
             ---------------------------------
                 Elliot Greenberg
                 Vice President

                                    EXHIBIT C

                   LETTER TO BOARD OF DIRECTORS OF DICE, INC.

                              [ELLIOTT LETTERHEAD]

                                             November 6, 2001

Dice, Inc.
3 Park Avenue
New York, NY 10016


Dear Members of the Board of Directors:


Jack D. Hidary
Peter Derow
Scot W.
Melland
Cary Davis
Murray Hidary
Henry Kressel
James M. Citrin
Jeremy Davis

Elliott Associates, L. P. and Elliott International, L. P. together are the beneficial owners of approximately 8% of the outstanding common stock of Dice, Inc. (including stock issuable on conversion of notes) and $35 million principal amount of the company's 7% Convertible Subordinated Notes.

On October 11, 2001, we delivered to you our proposal to restructure the company's convertible notes, thereby eliminating the company's high degree of leverage and refinancing risk, preserving cash, improving stockholder equity and positioning the company for strategic transactions that would further enhance shareholder value. We have yet to receive any response to our proposal. We write to express our serious concern that the directors are not approaching this matter with diligence and focus mandated by their fiduciary responsibilities under Delaware law.

Specifically--
o the board has not responded to our requests for a meeting for an in depth discussion of our proposal;
o the board has given no indication that it has met to deliberate the proposal or any alternative recapitalization program; and o the board has given no indication that it has engaged experienced professional advisors to assist in analyzing the proposal or other strategic alternatives.

This is not an environment in which the board can afford to procrastinate. We have already commented on the precipitous decline in the company's stock price, EBITDA and cash balance. An already fragile economy is continuing to decline and showing no sign of a recovery. As reported in the financial press, the once hot labor market for service professionals has turned cold, which suggests further pressure on the company's operating fundamentals.

It is hardly a coincidence that the company's competitors in the online recruiting services business are analyzing and pursuing alternatives. But we have seen no indication that our company's board of directors recognizes the urgency of the current situation and is acting responsibly to deal with it.

We have formulated a proposal that fortifies the company's capital structure, reduces its cash drain and positions the company for a strategic business combination. We are prepared to meet with the company's board and management and to share the details of our analysis. Ignoring our proposal and failing to act to stop the further erosion of stockholder value, we believe, would be a clear and actionable breach of the board's fiduciary duties.

We look forward to your prompt response.

Sincerely,

/s/ Norbert Lou

Norbert Lou